Filed Pursuant to Rule 424(b)(3)
File No. 333-136277

PROSPECTUS SUPPLEMENT NO. 6
TO PROSPECTUS DATED NOVEMBER 16, 2009

ZIM CORPORATION

This Prospectus Supplement No. 6 supplements and amends our Prospectus dated July 11, 2008, as amended and supplemented.  This Prospectus Supplement No. 6 includes our attached Quarterly Report on Form 6-K for the quarter ended  September 30, 2009 as filed with the Securities and Exchange Commission on November 16, 2009.

Any statement contained in the Prospectus and any prospectus supplements filed prior to the date hereof shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No. 6 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 6.

This Prospectus Supplement No. 6 should be read in conjunction with the Prospectus, and any prospectus supplements filed prior to the date hereof.

The date of this Prospectus Supplement No. 6 is November 16, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2009

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150
Ottawa, Ontario
Canada K1S 1V7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES ☐    NO ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- _______.

ITEM 1 - FINANCIAL STATEMENTS

ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended September 30, 2009	Three months ended September 30, 2008	Six months ended September 30, 2009	Six months ended September 30, 2008 (restated)
Revenue	$	$	$	$
Mobile	84,137	88,431	154,877	205,798
Software	286,523	455,612	562,419	777,575
Total revenue	370,660	544,043	717,296	983,373

Operating expenses
Cost of revenue	46,294	91,646	91,884	138,488
Selling, general and administrative	278,598	373,419	548,204	774,521
Research and development	112,640	114,046	228,754	250,551
Total operating expenses	437,532	579,111	868,842	1,163,560

Loss from operations	(66,872)	(35,068)	(151,546)	(180,187)
Other income (expense):
Gain on sale of property and equipment	-	-	43	-
Other income	-	-	171,400	-
Interest income (expense), net	7,722	(1,712)	11,982	452
Total other income (expense)	7,722	(1,712)	183,425	452
Net income (loss) before income taxes	(59,150)	(36,780)	31,879	(179,735)
Income tax benefit	24,798	38,741	56,535	79,069
Net income (loss)	(34,352)	1,961	88,414	(100,666)

Basic and fully diluted income (loss) per share	(0.000)	0.000	0.001	(0.001)
Weighted average number of shares outstanding	115,460,867	95,460,867	110,816,058	95,460,867

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Six months ended September 30, 2009	Six months ended September 30, 2008 (restated)
OPERATING ACTIVITIES	$	$
Net income (loss)	88,414	(100,666)
Items not involving cash:
Depreciation of property and equipment	24,214	30,272
Stock-based compensation	35,928	13,594
Gain on sale of assets	(43)	-
Allowance for bad debt	-	41,088
Write off of accounts payable	-	(16,383)
Changes in operating working capital
Increase in accounts receivable	(3,539)	(115,404)
Decrease (increase) in investment tax credits receivable	(113,582)	295,795
Decrease in prepaid expenses	7,556	22,157
Increase in accounts payable	38,697	71,258
Increase (decrease) in accrued liabilities	2,383	(75,457)
Increase (decrease) in deferred revenue	(14,051)	1,845
Decrease in deferred rent	(4,262)	(9,493)
Cash flows provided by operating activities	61,715	158,606

INVESTING ACTIVITIES
Purchase of property and equipment	(3,124)	-
Proceeds from sale of property and equipment	43	-
Cash flows used in investing activities	(3,081)	-

FINANCING ACTIVITIES
Cash flows provided by financing activities	-	-

Effect of changes in exchange rates on cash	196,092	(1,223)

Increase in cash	254,726	157,383
Cash, beginning of period	640,214	299,943
Cash, end of period	894,983	457,326

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	September 30, 2009 (Unaudited)	March 31, 2009

ASSETS	$	$
Current assets
Cash and cash equivalents	894,983	640,214
Accounts receivable, net	160,353	156,814
Investment tax credits receivable	333,657	220,075
Prepaid expenses	37,153	44,709
	1,426,146	1,061,812
Property and equipment, net	86,504	95,119
	1,512,650	1,156,931
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	56,029	17,332
Accrued liabilities	49,149	46,766
Deferred revenue	277,807	291,858
	382,985	355,956
Deferred rent	19,523	23,785

Shareholders' equity:
Preferred shares, no par value, non-cumulative dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2009 and March 31, 2009.	-	-

Special shares, no par value, non-voting,	-	-
Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2009 and March 31, 2009.
Common shares, no par value, voting,	19,131,789	19,131,789
Unlimited authorized shares; 115,460,867 shares issued and outstanding as at September 30, 2009 and 105,460,867 as at March 31, 2009.
Additional paid-in capital	2,681,513	2,645,585
Accumulated deficit	(21,146,681)	(21,235,095)
Accumulated other comprehensive income	443,521	234,911
	1,110,142	777,190
	1,512,650	1,156,931

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

1 - BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2009 has been derived from our audited consolidated financial statements for the year ended March 31, 2009. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These statements have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2009 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three and six month periods ended September 30, 2009 are not necessarily indicative of the results to be expected for the full year.

2 - RESTATEMENT

As reported in our annual report for the year ended March 31, 2009, reported on form 20-F, prior to March 31, 2006, the Company incorrectly accrued professional fees of $67,216. In its annual report filed on form 20-F the Company has corrected the error by adjusting the accumulated deficit balance as of March 31, 2006 and has also restated its balance sheet as at March 31, 2008 in an amount of $67,216. The table below presents the impact of this restatement:

	As reported	Adjustment	As restated
As at March 31, 2007
Accumulated deficit	(21,538,360)	67,216	(21,471,144)

As at March 31, 2008
Accrued liabilities	204,372	(67,216)	137,156
Accumulated deficit	(21,455,824)	67,216	(21,388,608)

The company’s quarterly report for the six month period ended September 30, 2008, submitted on Form 6-K was not restated. The results for the six month period ended September 30, 2008 reported in this Form 6-K have been adjusted to reflect the above restatement. The table below presents the impact of this restatement:

	As reported	Adjustment	As restated
For the six month period ended September 30, 2008
Selling, general and administration	707,305	67,216	774,521
Net loss	(33,450)	(67,216)	(100,666)

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

3 - NATURE OF OPERATIONS

COMPANY OVERVIEW

ZIM is a provider of software products and services for the database and mobile markets. ZIM products and services are used by enterprises in the design, development and management of business, database and mobile applications. ZIM also provides mobile content to the consumer market.

BUSINESS DEVELOPMENT

ZIM was formed under the laws of Canada on October 17, 2002 in order to purchase ZIM Technologies International Inc. (“ZIM Technologies”), which was formed in 1997 to acquire the software technology now called the ZIM Integrated Development Environment (the “Zim IDE software”). On February 10, 2004, ZIM purchased UK-based short messaging service (SMS) firms EPL Communications Limited and E-Promotions Limited (together referred to as “EPL”). During the fiscal year ended March 31, 2006, EPL was dissolved and all operations were transferred to ZIM Corporation in Canada. ZIM is also the sole shareholder of ZIM Technologies do Brazil Ltda., a company incorporated in Brazil that distributes the Zim IDE Software, and PCI Merge, Inc., a Florida based holding company with no operations. Until March 31, 2004, ZIM was the sole shareholder of ZIM Technologies, a Canadian federal corporation and the chief operating company of the ZIM group of companies. On April 1, 2004, ZIM Corporation and ZIM Technologies amalgamated into ZIM Corporation. On April 1, 2006, ZIM purchased a US-based mobile content company called Advanced Internet Inc. (“AIS”).

BUSINESS OF THE COMPANY

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and support services to its client base.

Beginning in 2002, the Company expanded its business to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as SMS or text messaging. Although SMS will continue to provide a minimal amount of revenue within the mobile segment of ZIM’s operations, with the acquisition of AIS, the Company shifted its corporate focus to include offering mobile content directly to end users.

In fiscal 2008, ZIM added the ZIM TV service and, in partnership with the International Table Tennis Federation (ITTF), provided development and hosting services for IPTV to ITTF end users. However, due to low sales volumes ZIM exited this market in fiscal 2009.

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as of September 30, 2009.

4 - ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company recognizes any interest accrued related to unrecognized tax benefits in interest and penalties in income tax expense in the Consolidated Statement of Operations.

At September 30, 2009, the Company had $54,362 in unrecognized tax benefits, related to estimated Investment Tax Credits for research and development in Canada, which would favorably impact the Company’s effective tax rate if subsequently recognized.

5 – OTHER INCOME

In the first quarter of fiscal 2010, the Company negotiated an out of court settlement of an unrecognized claim. The full amount of the settlement is $214,961, subject to certain terms. Due to the inherent uncertainty of this contingent gain it will be recorded at the time funds are received. As of September 30, 2009, $171,400 has been received and has been recorded as other income during ZIM’s first quarter ended June 30, 2009.

6 – INCOME (LOSS) PER SHARE

For the purposes of the income (loss) per share computation, the weighted average number of common shares outstanding has been used. Had the treasury stock method been applied to the unexercised share options and warrants, the effect on the income (loss) per share would have been anti-dilutive.

The following securities are considered “in the money” and could potentially dilute basic income (loss) per share in the future but have not been included in diluted income (loss) per share because their effect was anti-dilutive:

	September 30, 2009	September 30, 2008

Stock options	3,065,843	-

Total stock options outstanding at September 30, 2009 and 2008 were 26,089,450 and 29,644,278 respectively.

7 –LINE OF CREDIT

During the first six months of 2010, ZIM’s working capital line of credit was maintained at approximately $46,633 (equivalent to $50,000 Canadian, the company’s functional currency). The $46,633 revolving credit facility is secured by the Company’s assets and amounts drawn bear interest at the prime rate, as published by the Royal Bank of Canada, plus 1.75%.  As at September 30, 2009 and March 31, 2009, the balance due under the banking line of credit was $NIL. As at September 30, 2009, ZIM was not in violation of any covenants associated with the line of credit.

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

On August 11, 2005, ZIM entered into a loan agreement with its Chief Executive Officer to make a credit facility available to the Company. The credit facility is an unsecured revolving facility in the amount of approximately $466,331 (equivalent to $500,000 Canadian, the company’s functional currency). All advances bear interest at the Royal Bank of Canada prime rate plus 1.75% and are repayable on demand. As at September 30, 2009, and March 31, 2009, the balance due to the Chief Executive Officer under this credit facility was $NIL.

8 - ADDITIONAL PAID IN CAPITAL (SHAREHOLDERS' EQUITY)

On June 24, 2009, the Company issued 10,000,000 common shares to executive officers and consultants in lieu of compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to Mr. James Stechyson on approval of the Board of Directors. The share value at the time of the issue was $0.0031 and compensation expense of $31,000 was recognized.

9 - ADDITIONAL PAID IN CAPITAL (STOCK OPTIONS)

Under ZIM’s Employee Stock Option Plan, the Company may grant options to its officers, directors and employees for up to 27,200,000 common shares. As at September 30, 2009, 20,079,450 (September 30, 2008, 23,634,278) options were outstanding under the Employee Stock Option Plan. In addition, 6,010,000 options (expiring on Feb 7, 2010) were issued in prior periods outside of ZIM’s Employee Stock Option Plan. Stock options are granted with an exercise price equal to the common share’s fair market value at the market close the day before the date of grant. Options are granted periodically and both the maximum term of an option and the vesting period are set at the Board’s discretion.

During the six month periods ended September 30, 2009 and 2008, the Company issued options to employees and non-employees, in consideration for services, and as a result, additional paid in capital has been increased by $4,928 and $13,594, respectively, during those periods. All options granted vested on the day of the grant resulting in the Company not having any non-vested awards as of September 30, 2009 or September 30, 2008.

	Six months ended September 30, 2009		Six months ended September 30, 2008
	Number of options outstanding and exercisable	Weighted average exercise price	Number of options outstanding and exercisable	Weighted average exercise price
		$		$
Options outstanding, March 31	27,393,073	0.034	29,727,089	0.069
Granted	3,050,843	0.002	3,717,189	0.007
Exercised	-	-	-	-
Forfeited	(4,354,466)	0.045	(3,800,000)	0.200
Options outstanding, September 30	26,089,450	0.029	29,644,278	0.045

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

The fair value of stock options is determined using the Black Scholes valuation model.  The expected dividend yield is based on historical dividend payouts, the expected volatility is based on historical volatilities of company stock for a period approximating the expected life; the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option; and the expected life represents the period of time the options are expected to be outstanding and is based on historical trends.  The weighted average assumptions used in the computations are as follows:

	Six months ended September 30, 2009	Six months ended September 30, 2008

Risk-free interest rate	1.00%	2.47%
Expected volatility	136%	115%
Dividend yield	0	0
Expected life of options (years)	2.0	2.0

10 - COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes changes in the balances of items that are reported directly in a separate component of shareholders' equity in our unaudited Condensed Consolidated Balance Sheet. The components of comprehensive income (loss) are as follows:

	Three months ended September 30, 2009	Three months ended September 30, 2008	Six months ended September 30, 2009	Six months ended September 30, 2008 (restated)

		$		$
Net income (loss)	(34,352)	1,961	88,414	(100,666)
Foreign currency translation adjustment	95,292	(6,312)	208,611	563
Comprehensive income (loss)	60,940	(4,351)	297,025	(100,103)

11 - SUPPLEMENTAL CASH FLOW DISCLOSURE

	Six months ended September 30, 2009	Six months ended September 30, 2008
	$	$
Interest paid	-	3,880
Income taxes paid	-	-
Income taxes received	-	374,864

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

12 - SEGMENT REPORTING

Management has determined that the Company operates in two reportable segments: mobile applications and enterprise software. Mobile applications involve providing SMS and other content applications and services for mobile devices. Enterprise software involves providing enterprise software for designing, developing and managing database systems and applications.

The Company considers all revenues and expenses to be of an operating nature and accordingly, allocates them to the segments.  Costs specific to a segment are charged directly to the segment.  Company office expenses are allocated to either of the segments based on gross revenues. The accounting policies of the reportable segments are the same as those described in the summary of the significant accounting policies.

The following table sets forth external revenues, cost of revenues, operating expenses and other amounts attributable to these product lines:

Three months ended September 30, 2009	Mobile	Software	Total
	$	$	$
Revenue	84,137	286,523	370,660

Cost of revenue	21,956	24,338	46,294

Gross Margin	62,181	262,185	324,366

Allocation of selling, general, administration, and research and development expenses	88,808	302,430	391,238
Allocation of interest income	(1,753)	(5,969)	(7,722)
Income tax benefit	(5,629)	(19,169)	(24,798)
	81,426	277,292	358,718

Net loss	(19,245)	(15,107)	(34,352)

Three months ended September 30, 2008	Mobile	Software	Total
	$	$	$
Revenue	88,431	455,612	544,043

Cost of revenue	36,499	55,147	91,646

Gross Margin	51,932	400,465	452,397

Allocation of selling, general, administration, and research and development expenses	79,235	408,230	487,465
Allocation of interest expense	278	1,434	1,712
Income tax benefit	(6,297)	(32,444)	(38,741)
	73,216	377,220	450,436

Net income (loss)	(21,284)	23,245	1,961

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

Six months ended September 30, 2009	Mobile	Software	Total
	$	$	$
Revenue	154,877	562,419	717,296

Cost of revenue	44,516	47,368	91,884

Gross Margin	110,361	515,051	625,412

Allocation of selling, general, administration, and research and development expenses	167,759	609,199	776,958
Gain on disposal of property and equipment	(43)	-	(43)
Allocation of interest income	(2,587)	(9,395)	(11,982)
Other income	(171,400)	-	(171,400)
Income tax benefit	(12,207)	(44,328)	(56,535)
	(18,478)	555,476	536,998

Net income (loss)	128,839	(40,425)	88,414

Six months ended September 30, 2008 (restated)	Mobile	Software	Total
	$	$	$
Revenue	205,798	777,575	983,373

Cost of revenue	44,395	94,093	138,488

Gross Margin	161,403	683,482	844,885

Allocation of selling, general, administration, and research and development expenses	214,525	810,547	1,025,072
Allocation of interest income	(95)	(357)	(452)
Income tax benefit	(16,547)	(62,522)	(79,069)
	197,883	747,668	945,551

Net loss	(36,480)	(64,186)	(100,666)

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

The following table sets forth segment assets used by each product line:

Total Assets	September 30, 2009	March 31, 2009

Mobile	326,608	232,280
Software	1,186,042	924,651
	1,512,650	1,156,931

The following table sets forth external revenues and long-lived assets attributable to geographic areas. External revenues are based on the location of the customer:

Total Revenue	Three months ended September 30, 2009	Three months ended September 30, 2008	Six months ended September 30, 2009	Six months ended September 30, 2008

	$	$	$	$
Canada	46,762	11,861	70,817	67,937
Brazil	246,520	419,861	440,945	703,717
United States	59,675	98,165	152,018	162,524
United Kingdom	876	207	2,634	11,795
Europe	4,765	9,389	30,958	27,942
Other	12,062	4,560	19,924	9,458
Total revenue	370,660	544,043	717,296	983,373

Long-Lived Assets			September 30, 2009	March 31, 2009
			$	$
Long-lived assets
Canada			80,548	89,322
Brazil			5,956	5,797
Total long-lived assets			86,504	95,119

13 - COMMITMENTS AND CONTINGENCIES

The Company has the following financial commitments related to rent expenses for office space for the next two years:

$
2010	69,271
2011	40,905
110,176

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

OTHER

The Company is committed to pay an arm’s length third party $75,000, in consideration for consulting services, upon the listing of ZIM’s common shares on a national securities exchange selected by ZIM’s Board of Directors.

14 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASC 105:

In June 2009, the FASB, issued the FASB Accounting Standards Codification ASC 105, or Codification. All existing accounting standard documents were superceded by the Codification and the Codification became the source of all authoritative generally accepted accounting principles, or GAAP, except for rules and interpretive releases from the SEC, which are still sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become non-authoritative. The Codification is effective for interim or annual periods ending after September 15, 2009, and ZIM is using the new guidelines and numbering systems prescribed by the Codification when referring to GAAP in these financial statements for the period ended September 30, 2009. As the Codification was not intended to change or alter existing GAAP, it did not have any impact on ZIM’s financial position or results of operations.

ASC 985- 605:

In October 2009, the FASB issued ASU No. 2009-14, “Certain Revenue Arrangements that Include Software Elements,” which amends guidance in ASC 985-605, “Software,” which focuses on determining which arrangements are included or excluded from the scope of existing software revenue guidance under ASC 985. This guidance removes non-software components of tangible products and certain software components of tangible products from the scope of the existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The authoritative guidance may be applied prospectively to revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 or retrospectively for all arrangements in the period presented. ZIM will adopt the authoritative guidance on April 1, 2011. Management is currently assessing the impact of the adoption of this authoritative guidance will have, if any, on the Company’s consolidated financial statements.

ASC 605-25:

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition - Multiple-Deliverable Revenue Arrangements,” which amends guidance in ASC 605-25, “Revenue Recognition: Multiple-Element Arrangements.” The guidance will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics. It also provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. It also requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price. The guidance eliminates the use of the residual method, requires entities to allocate revenue using the relative-selling-price method and significantly expands the disclosure requirements for multiple-deliverable revenue arrangements.

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

The authoritative guidance requires new and expanded disclosures and is applied prospectively to revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 or retrospectively for all periods presented. ZIM will adopt the authoritative guidance on April 1, 2011. Management is currently assessing the impact of the adoption of this authoritative guidance will have, if any, on the Company’s consolidated financial statements.

ASC 820:

In September 2009, the FASB issued ASU 2009-12 to provide guidance on measuring fair value of liabilities under ASC 820. This guidance clarifies the use of the net asset value per share provided by the investee to estimate the fair value of an alternative investment. ASU 2009-12 is effective for the first interim or annual reporting period beginning after December 15, 2009. ZIM will adopt this guidance during the third quarter of fiscal year 2010, and does not believe that the adoption of the amended guidance in ASC 820 will have a significant effect on its consolidated financial statements.

ASC 820:

In August 2009, the FASB issued ASU 2009-05 to provide guidance on measuring fair value of liabilities under ASC 820 (formerly FSP FAS 157). The guidance clarifies how entities should estimate the fair value of liabilities. ASC 820, as amended, includes clarifying guidance for circumstances in which a quoted price in an active market is not available, the effect of the existence of liability transfer restrictions, and the effect of quoted prices for the identical liability, including when the identical liability is traded as an asset. ASU 2009-05 is effective for the first interim or annual reporting period beginning after August 29, 2008. The Company adopted this guidance during the second quarter of fiscal year 2010, and the adoption of the amended guidance in ASC 820 did not have a significant effect on its consolidated financial statements.

ASC 855 - 10:

In May 2009, the FASB issued ASC 855-10 "Subsequent Events" ("ASC 855-10"). ASC 855-10 introduces the concept of financial statements being available to be issued and requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.  ASC 855-10 is effective for interim and annual reporting periods ending after June 15, 2009. ZIM adopted ASC 855-10 effective September 30, 2009 and included the required disclosure in Note 15 - "Subsequent Events". ASC 855-10 did not have a material impact on our financial position or results of operations.

ASC 825 - 10:

In April 2009, the FASB issued ASC 825-10, "Interim Disclosures about Fair Value of Financial Instruments" ("ASC 825-10"), which requires public entities to disclose in their interim financial statements the fair value of all financial instruments within the scope of FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", as well as the method(s) and significant assumptions used to estimate the fair value of those financial instruments. ZIM adopted the provisions of ASC 825-10 by including the required additional financial statement disclosures for our first quarter ended June 30, 2009.  The adoption of ASC 825-10 had no financial impact on our financial position or results of operations.

ZIM CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)
(UNAUDITED)

ASC 805

On April 1, 2009, the FASB issued an amendment to Statement of Financial Accounting Standards No. 141R (“SFAS 141R”), as codified in ASC 805, “Business Combinations.” The amendment was issued to address application issues regarding accounting and disclosure provisions for contingencies.  FAS 141R-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combinations That Arise from Contingencies”, amends Statement 141R by replacing the guidance on the initial recognition and measurement of assets and liabilities arising from contingencies acquired or assumed in a business combination with guidance similar to that in Statement 141, before the 2007 revision. The FSP also amends Statement 141R’s subsequent accounting guidance for contingent assets and liabilities recognized at the acquisition date and amends the disclosure requirements for contingencies. The FSP applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. ZIM will adopt and utilize the methods stipulated in FAS 141R-1 for all future transactions of this nature.

ASC 320-10:

In April 2009, the FASB issued ASC 320-10, "Recognition and Presentation of Other-Than-Temporary Impairments" ("ASC 320-10"), to change the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of an impairment charge to be recorded in earnings. ASC 320-10 also requires enhanced disclosures, including the Company's methodology and key inputs used for determining the amount of credit losses recorded in earnings.  ZIM adopted ASC 320-10 during the quarter ended June 30, 2009 and the adoption had no impact on our financial position or results of operations.

From time to time, new accounting pronouncements are issued by the FASB or other standards setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company’s management believes that the impact of recently issued standards that are not yet effective will not have any significant impact on the consolidated financial statements upon adoption.

15 – SUBSEQUENT EVENTS

As per ZIM’s submission to the SEC on November 3, 2009, ZIM Corporation has invested in and entered into a licensing agreement with Seregon Solutions Inc., an application development platform provider for mobile devices. ZIM is the single largest outside shareholder in Seregon.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenue expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include foreign exchange risk, credit risk, fair value risks and key personnel risk and are therefore qualified in their entirety by reference to the factors specifically addressed in the section entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " in our Annual Report on Form 20-F for the fiscal year ended March 31, 2009, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the unaudited condensed consolidated statements of operations for the three and six month periods ended September 30, 2009 and 2008.  These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenue for the quarter ended September 30, 2009 was $370,660 a decrease from $544,043 for the same period last year.  The decrease in revenue resulted from a decrease in database software sales, decline in revenue from our Mobile segment and the increased strength of the US dollar as compared to the same quarter in fiscal 2009.

Net loss for the quarter was $34,352, as compared to a net gain of $1,961 for the quarter ended September 30, 2008. The loss is a reflection of the timing of audit fees incurred in the second quarter of 2010 as compared to the same fees incurred during the first quarter of 2009, as well as the increased strength of the US dollar.  On a year to date basis net income was $88,414 as compared to a net loss of $100,666 for the same period in fiscal 2009.The year to date increase in net income principally reflects the other income realized from an out of court settlement of an unrecognized claim in the amount of $171,400 and is offset by the decline in revenue.

ZIM had cash and cash equivalents of $894,983 at September 30, 2009 as compared to cash and cash equivalents of $640,214 at March 31, 2009.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  Although SMS will continue to provide a minimal amount of revenue within the mobile segment of operations, with the acquisition of AIS in 2007 the Company shifted its corporate focus to include offering mobile content directly to end users.

In fiscal 2008, ZIM added the ZIM TV service and in partnership with the International Table Tennis Federation (ITTF) provided development and hosting services for IPTV to ITTF end users. However, due to low sales volumes ZIM exited this market in fiscal 2009.

In fiscal 2009 and 2010, ZIM continues to develop and sell enterprise database software to end users as well as maintain its SMS messaging and mobile content product lines.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Form 20-F for the fiscal year ended March 31, 2009.

RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2009 COMPARED TO THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2008

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three and six months ended September 30, 2009 and 2008. The information for the three months and six months ended September 30, 2009, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2009, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance. All financial information is prepared in accordance with GAAP in the United States and is stated in US dollars.

REVENUES

	Three months ended September 30, 2009	As a %	Three months ended September 30, 2008	As a %
	$		$
Mobile content	35,108	9	55,541	10
Bulk SMS	29,666	8	27,108	5
Other SMS services and products	19,363	5	5,782	1
	84,137	22	88,431	16

Software	43,392	12	198,171	36
Maintenance and consulting	243,131	67	257,441	48
	286,523	78	455,612	84

Total Revenue	370,660	100	544,043	100

	Six months ended September 30, 2009	As a %	Six months ended September 30, 2008	As a %
		$		$
Mobile content	74,182	10	127,038	13
Bulk SMS	58,371	8	56,299	6
Premium SMS	-	-	3,877	0
Other SMS services and products	22,324	3	8,748	1
Internet TV	-	-	9,836	1
	154,877	21	205,798	21

Software	51,986	7	247,578	25
Maintenance and consulting	510,433	72	529,997	54
	562,419	79	777,575	79

Total Revenue	717,296	100	983,373	100

Total revenues for the three months ended September 30, 2009 were $370,660 as compared to $544,043 for the three months ended September 30, 2008. Total revenues for the six months ended September 30, 2009 were $717,296 as compared to $983,373 for the six months ended September 30, 2008. This quarter over quarter and year to date decreases of $173,383 (31.9%) and $266,077 (27.1%) respectively in revenues are mainly attributable to lower than expected new software sales and the continued decline of the mobile market revenue.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

MOBILE CONTENT

On April 1, 2006 we acquired AIS and its two internet portals offering mobile content.  Consumers are able to download ringtones and wallpapers directly from our internet sites to their mobile phones.  Consumers can choose to pay for the content with their credit card or through electronic billing systems. Compared to $55,541 and $127,038 for the three and six months ended September 30, 2008 this revenue stream has decreased to $35,108 and $74,182 for the three and six months ended September 30, 2009 as a result of continued saturation of the market.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list.  Success in this industry is dependant on sending large quantities of messages on stable cost effective telecommunication routes.  For the quarter ended September 30, 2009 we experienced more customers using our routes and resulted in slightly increased revenue from $27,108 to $29,666. On a year-to-date basis revenues have increased from $56,299 for the first half of fiscal 2009 to $58,371 for the first half of fiscal 2010. In general, bulk messaging customers choose the aggregator that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators.  Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any growth in our bulk messaging revenue during the remainder of fiscal 2010.

PREMIUM SMS

Our premium SMS messaging revenue decreased from $3,873 for the six months ended September 30, 2008 to $NIL for the six months ended September 30, 2009. For the quarters ended September 30, 2009 and 2008 the revenue was $NIL. Due to the decreasing margins and competitive nature of our premium SMS revenues, we are not focusing on this area of the business. As a result, we do not expect any further revenue from premium SMS messaging during the remainder of fiscal 2010.

OTHER SMS SERVICES AND PRODUCTS

Revenue from other SMS services and products increased from $5,782 for the quarter ended September 30, 2008, to $19,363 for the quarter ended September 30, 2009. On a year to date basis revenues have increased from $8,748 for the first half of fiscal 2009 to $22,324 for the first half of fiscal 2010. Included in other SMS services and products are offerings such as mobile marketing campaigns, and virtual mobile revenues. We continue to support our SMS services and customers.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have decreased from $455,612 to $286,523 for the quarters ended September 30, 2008 and 2009, respectively. On a year to date basis revenues have also decreased from $777,575 for the first half of fiscal 2009 to $562,419 for the first half of fiscal 2010. The decrease in revenue comes from a continued decrease of $195,592 in the sales of new software on a year-to-date basis. The revenue from the renewal of software maintenance contracts remained stable.

We will continue to allocate the required resources to the maintenance and development of our database products while we continue to generate revenues from this product line. We remain committed to serving our existing customers.

OPERATING EXPENSES
	Three months ended September 30, 2009	Three months ended September 30, 2008	Period to period change
	$	$	$

Cost of revenue	46,294	91,646	(45,352)
Selling, general and administrative	278,598	373,419	(94,821)
Research and development	112,640	114,046	(1,406)
	437,532	579,111	(141,579)

	Six months ended September 30, 2009	Six months ended September 30, 2008 (restated)	Period to period change
	$	$	$

Cost of revenue	91,884	138,488	(46,604)
Selling, general and administrative	548,204	774,521	(226,317)
Research and development	228,754	250,551	(21,797)
	868,842	1,163,560	(294,718)

COST OF REVENUE

	Three months ended September 30, 2009	Three months ended September 30, 2008
	$	$
Mobile
Revenue	84,137	88,431
Cost of revenue	(21,956)	(36,499)
Gross margin	62,181	51,932

Gross margin percentage	74%	59%

Software
Revenue	286,523	455,612
Cost of revenue	(24,338)	(55,147)
Gross margin	262,185	400,465

Gross margin percentage	92%	88%

	Six months ended September 30, 2009	Six months ended September 30, 2008
	$	$
Mobile
Revenue	154,877	205,798
Cost of revenue (2008 does not include the cost accrual reversal of $32,308)	(44,516)	(76,703)
Gross margin	110,361	129,095

Gross margin percentage	71%	63%

Software
Revenue	562,419	777,575
Cost of revenue	(47,368)	(94,093)
Gross margin	515,051	683,482

Gross margin percentage	92%	88%

The slight increase in gross margins in our software segment relates to the mix of software revenue. In Fiscal 2010 a larger percentage of the software revenue comes from higher margin maintenance revenue. At the same time, the margins in the mobile line of business continue to improve, from 63% to 71% relative to last year, due to a continued decrease in the cost of content acquisition.

In the quarter ended June 30, 2008 a review of outstanding accrued amounts for this segment was conducted. Based on contractual review and legal interpretation it was determined that previously recognized accrued liabilities of $32,308 were not in fact incurred and the cost accrual has been reversed. To ensure an accurate comparison this reversal has been removed from the cost of revenue table above.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended September 30, 2009 and September 30, 2008 were $278,598 and $373,419, respectively. On a year to date basis expenses have decreased from $774,521 for the first half of fiscal 2009 to $548,204 for the first half of fiscal 2010. The decrease in selling, general and administrative fees relates to our continued focus on controlling costs. Cost reductions are mainly in the areas of compensation expense and audit fees due to our change to filing SEC reports as a foreign private issuer in the second quarter of 2008.

STOCK-BASED COMPENSATION

For the three months ended September 30, 2009, and September 30, 2008 the Company recognized compensation expense for employees and consultants of $2,977 and $2,931 respectively. On a year to date basis stock-based compensation has decreased from $13,594 for the first half of fiscal 2009 to $4,928 for the first half of fiscal 2010. The Company does not have any non-vested awards.

On June 24, 2009, the Company issued 10,000,000 common shares to executive officers and consultants in lieu of compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to Mr. James Stechyson on approval of the Board of Directors. The share value at the time of the issue was $0.0031 and compensation expense of $31,000 was recognized.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended September 30, 2009 and 2008 were $112,640 and $114,046, respectively. On a year to date basis research and development expenses have decreased from $250,551 for the first half of fiscal 2009 to $228,754 for the first half of fiscal 2010. This continued level of research and development investment reflects the Company’s focus on generating new technology and products to serve the enterprise database software market.

LIQUIDITY AND CAPITAL RESOURCES

The Company recorded a net loss of $34,352 and a net income of $1,961 during the three months ended September 30, 2009 and the three months ended September 30, 2008, respectively. On a year to date basis our net income has increased from a net loss of $100,666 for the first half of fiscal 2009 to net income of $88,414 for the first half of fiscal 2010. The turn to profitability reflects the other income realized from an out of court settlement of an unrecognized claim in the amount of $171,400 and the Company’s curtailing of selling and general administrative expenses.

At September 30, 2009, ZIM had cash and cash equivalents of $894,983 and working capital of $1,043,161, as compared to cash and cash equivalents of $640,214 and working capital of $705,856 at March 31, 2009. This increase in cash position principally reflects receipt of other income (Refer to Note 5) and decreased expenses offset by a continued decline in revenues generated from ZIM’s SMS services and decreased sales in the software segment.

Cash flows for the fiscal periods were as follows:
	Six months ended September 30, 2009	Six months ended September 30, 2008
	$	$
Cash flows provided by operating activities	61,715	158,606
Cash flows used in investing activities	(3,081)	-
Cash flows provided by financing activities	-	-

At September 30, 2009, the Company had access to a line of credit for approximately $466,331 from its Chief Executive Officer and a working capital line from its principal banker for approximately $46,633, in addition to a cash and cash equivalent balance of $894,983.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $894,983 are comprised of $213,355 cash and $681,628 cash equivalents.

	September 30, 2009	March 31, 2009

Canadian dollars	199,786	195,128
US dollars	16,412	24,089
Brazilian reals	1,150,134	1,044,602
British pounds	7,892	4,425
Euros	21,614	993

Accounts receivable include the following amounts receivable in their source currency:

	September 30, 2009	March 31, 2009

Canadian dollars	26,993	31,455
US dollars	41,631	62,944
Brazilian reals	152,942	147,730
British pounds	359	589
Euros	4,652	2,953

Accounts payable include the following amounts payable in their source currency:

	September 30, 2009	March 31, 2009

Canadian dollars	25,470	1,798
US dollars	24,379	3,801
Brazilian reals	14,013	27,317
British pounds	-	166

Accrued liabilities include the following accruals in their source currency:

	September 30, 2009	March 31, 2009

Canadian dollars	24,079	35,789
US dollars	11,238	10,247
Brazilian reals	27,428	18,747

The company does not enter into any derivative financial instruments to cover foreign exchange risk.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. We attempt to minimize credit exposure by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentrations of credit risk in accounts receivable are indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	September 30, 2009	March 31, 2009

Canada	16%	16%
North America, excluding Canada	26%	40%
South America	54%	41%
Great Britain	-	1%
Europe, excluding Great Britain	4%	2%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

ITEM 4 - CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We are required to evaluate if we maintain disclosure controls and procedures that are designed to ensure that information that we are required to disclose in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do.

Our management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2009.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below related to our financial reporting processes and information technology security protocols.

As reported in our Form 20-F for the year ended March 31, 2009, management concluded that our internal control over financial reporting was not effective as of March 31, 2009, due to the existence of significant deficiencies constituting a material weakness, as described in greater detail below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements will not be prevented or detected on a timely basis.

Our principal deficiency was inadequate staffing and supervision that could lead to the untimely identification and resolution of accounting and disclosure matters. Other significant deficiencies that contributed to the material weakness were:

•	Inadequate segregation of duties and cross training;
•	Continued reliance on manual systems to account for revenue and expenses; and
•	Weaknesses in third party billing systems for the Ringingphone.com and Monstertones.com databases with respect to the relationship between recurring payment processing and account updates.

Plan for Remediation of Material Weaknesses

We are taking steps to make the necessary improvements to remedy these deficiencies. We have implemented certain remedial measures and are in the process of designing and implementing additional measures to remedy the material weakness. These include the following:

1.	Our inadequate staffing and supervision is being addressed by reduction of workload through process optimization and documentation.

2.
To mitigate the weaknesses in third party billing systems for the Ringingphone.com and Monstertones.com databases, we have arranged to receive notice when customers cancel through one of the third party billing services.  This notification is forwarded to Technical Support to ensure that the account was properly cancelled.  We are reactive to these matters as they occur, but due to lack of resources we are limited in our ability to be proactive.

We intend to continue to improve our internal controls; however, our small size and financial resources continue to prevent us from being able to employ sufficient resources to enable us to have adequate segregation of duties within our internal control system.  Management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation
Registrant

DATE	SIGNATURE
November 16, 2009	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
November 16, 2009	/s/ John Chapman John Chapman, Chief Financial Officer